Exhibit 21.1

Subsidiaries of ADA-ES, Inc.

Name	State of Organization
ADA Environmental Solutions, LLC	Colorado
ADA Intellectual Property, LLC	Colorado
Advanced Emissions Solutions, Inc.	Delaware
Clean Coal Solutions, LLC	Colorado
BCSI, LLC	Delaware

*	Each subsidiary does business under its chartered name.